SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: June 17, 2011
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation’s Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896.
     On June 17, 2011, Navios Maritime Acquisition Corporation (“Navios Acquisition”) issued a press release announcing the acquisition of two MR2 product tanker vessels, employed under long-term charter-out contracts with a remaining term of three years. The aggregate purchase price for the two vessels is approximately $84.8 million. Navios Acquisition is expected to finance the acquisition with available cash and $55.1 million of new debt. Delivery of the vessels is expected in July 2011. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: June 21, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release, dated June 17, 2011.